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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25
                                                               SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING              33-96638-A

                                 FORM 10-KSB                     CUSIP NUMBER
                                                                  903310 10 5
                   For Period Ended: May 31, 2000


[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]


PART I - REGISTRANT INFORMATION


                             ecom ecom.com, inc.
                           ------------------------
                           Full Name of Registrant



                        3801 PGA Boulevard, Suite 1001
           --------------------------------------------------------
           Address of Principal Executive Office (Street and Number)


                       Palm Beach Gardens, Florida 33410
                       ---------------------------------
                           City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]  (c)  The accountant's statement or other exhibit required by Rule 12b-
          25 has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Filing delayed pending completion of audit. See accountant's letter attached.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                David J. Panaia                   (561) 622-4395
               -------------------          ----------------------------
                     (Name)                 (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [ ]Yes   [X]No



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                             ecom ecom.com, inc.
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                ecom ecom.com, inc.



                                By: /s/ David J. Panaia
                                     David J. Panaia, Chairman of the
                                      Board of Directors

Date: August 28, 2000


[ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]


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                      WIESENECK, ANDRES & COMPANY, P.A.
                        Certified Public Accountants
                             772 U.S. Highway 1
                       North Palm Beach, Florida 33408


                               August 28, 2000





To the Audit Committee
ECom ECom.com, Inc.
3801 PGA Boulevard
Palm Beach Gardens, Florida  33410

To Whom It May Concern:

This letter is to notify you that our firm is in the process of auditing the consolidated financial statements of ECom ECom.com, Inc. and that we will not be able to complete the audit with enough time for you to timely file the Form 10K-SB with the Securities and Exchange Commision. We are waiting for certain documents to arrive at our office in order to finalize the audit and release our report.

Please request an extension of time for filing the Form 10K-SB.

Thank you.

                                       Yours truly,


                                       /s/ Thomas B. Andres

                                       Thomas B. Andres